SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Information distributed on September 20th, 2005 relating to France Telecom capital increase.

Results of France Telecom’s share capital increase

France Telecom announced on September 20, 2005 the results of the share capital increase initiated on August 31, 2005 to finance partially the acquisition of 80% of the Spanish mobile operator Amena.

The exercise and trading period for the “bons de souscription d’actions” or warrants granted free of charge on September 1, 2005 ended on September 13, 2005 and 72.08% of the total number of warrants granted were exercised (or 87.86% excluding warrants held by the French State and ERAP at the end of the trading period).

After the repurchase by France Telecom acting on behalf of the underwriters of all warrants unexercised as of September 13, 2005, the 37,255,718 new France Telecom shares resulting from the exercise of such repurchased warrants were placed in a private placement on September 20, 2005 .

The private placement was closed early at 10:15 am Paris time on the same day. The offering price was EUR 24.11 per share, representing a 0.7% premium over the closing share price on the date prior to the placement.

As a result, the repurchase price to be paid by France Telecom acting on behalf of the underwriters for the unexercised warrants will be EUR 0.08 per warrant. Such price will be paid at the latest by September 29, 2005 to the relevant financial intermediaries for the account of the holders of such warrants.

Settlement of the capital increase is expected to occur on September 26, 2005.

The warrants and the new shares have not been and will not be registered under the applicable securities laws of the United States

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 23, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information